Exhibit (a)(1)(C)

FORM OF EMAIL ANNOUNCEMENT OF OFFER TO EXCHANGE (From Benedikte Ytting)

Date: May 22, 2009

To: Eligible Option holder

We are pleased to announce that NetSuite Inc. (“NetSuite” or the “Company”) is officially launching its Offer to Exchange Certain Outstanding Options for Restricted Stock Units or New Options (referred to as the “Offer to Exchange” or the “Offer”) on May 22, 2009. The offer and withdrawal rights will remain open until June 19, 2009 at 9:00 p.m., U.S. Pacific Time, unless the Offer is extended. You may take advantage of the Offer to Exchange with respect to your Eligible Options (as defined below).

An option will be deemed to be an “Eligible Option” if it meets each of the following conditions:

(i)	The option was granted under the Company’s 2007 Equity Incentive Plan or 1999 Stock Plan.

(ii)	The option was granted with an exercise price per share greater than or equal to $13.11.

(iii)	The option remains outstanding and unexercised on the expiration date of the Offer, which we currently expect will be June 19, 2009.

An individual is eligible to participate if he or she is a current employee of the Company (or any NetSuite subsidiary) and located in the United States, Australia, Canada, Hong Kong, Japan, Singapore or the United Kingdom, and remains an employee through the grant date for the Restricted Stock Units or New Options, which we currently expect to be June 22, 2009. The non-employee members of the Company’s Board of Directors are not eligible to participate.

Information regarding your Eligible Options is available at the Offer website (https://netsuite-exchange.equitybenefits.com). The Offer website also contains detailed information regarding the Offer and Election Forms to participate in the Offer. In addition the Offer website contains a copy of the official Schedule TO, which is the document filed with the SEC that contains all of the relevant information related to the Offer. We urge you to read the Schedule TO and the related exhibits carefully.

All the documents necessary to make your election are available on the Offer website; however, for your convenience, attached to this e-mail is a PDF that contains the following key documents related to the Offer:

The Offer to Exchange;

The Election Form;

The Instructions to the Election Form; and

The Agreement to Terms of Election

Please read and carefully consider all of this information. If you are not able to access the Offer website, additional copies of the offering materials and Election Forms are available from your local Human Resources Representative at the appropriate e-mail address listed below or Benedikte Ytting, our Stock Plan Administrator, at:

NetSuite Inc.

2955 Campus Drive, Suite 100

San Mateo, California 94403

Tel: (650) 627-1264

E-mail: stockadmin@netsuite.com

For general questions concerning this Offer, please contact your Local Human Resources Representative at:

OptionExchange.US@netsuite.com

OptionExchange.UK@netsuite.com

OptionExchange.Canada@Netsuite.com

OptionExchange.Singapore@netsuite.com

OptionExchange.Japan@netsuite.com

OptionExchange.Australia@netsuite.com

OptionExchange.HongKong@netsuite.com

KEY DATES TO REMEMBER

The commencement date of the Offer is May 22, 2009.

The Offer expires at 9:00 p.m., U.S. Pacific Time, on June 19, 2009 (unless we extend the Offer).

You should receive a confirmation of your election within 2 business days of submission.

The Eligible Options that have been tendered will be cancelled on June 19, 2009 or, if the Offer is extended, the date of the expiration of the Offer.

The restricted stock units or new options, as applicable, will be granted on June 22, 2009 or, if the Offer is extended, the first business day after the expiration of the Offer.